

Mail Stop 4631

August 11, 2016

<u>Via E-Mail</u>
Randy May
Chief Executive Officer
Ecoark Holdings, Inc.
3333 Pinnacle Hills Parkway I Suite 220
Rogers, AR 72758

      Re: Ecoark Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2015
           Filed February 26, 2016
           File No. 000-53361

Dear Mr. May:

      We completed our review of your filing on August 9, 2016. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

cc: Peter DiChiara, Esq.
        Carmel, Milazzo & DiChiara LLP